Bright Start Ed-Tech Inc.
Balance Sheet (As of December 31, 2024)

Assets	Amount ($)
Cash & Cash Equivalents	$15,000
Accounts Receivable	$0
Inventory	$0
Property & Equipment (net)	$0
Total Assets	**$15,000**

Liabilities & Equity	Amount ($)
Accounts Payable	$0
Short-Term Debt	$0
Long-Term Debt	$0
Total Liabilities	**$0**
Common Stock	$15,000
Retained Earnings	$0
Total Equity	**$15,000**
Total Liabilities & Equity	**$15,000**

All Financial reports reflect a pre-revenue stage of Bright Start Ed-Tech Inc.

Bright Start Ed-Tech Inc.
Income Statement (For the Year Ending December 31, 2024)

	Amount ($)
Revenue & Expenses	
Total Revenue	$0
Cost of Goods Sold (COGS)	
Gross Profit	**$0**
Operating Expenses	
Depreciation & Amortization	
Interest Expense	
Net Income Before Taxes	**$0**
Income Taxes	
Net Income	**$0**

All Financial reports reflect a pre-revenue stage of Bright Start Ed-Tech Inc.

Bright Start Ed-Tech Inc.
Cash Flow Statement (For the Year Ending December 31, 2024)

Cash Flow Categories	Amount ($)
Cash Flow from Operations	$0
Cash Flow from Investing	$5,000
Cash Flow from Financing	$0
Net Increase in Cash	**$5,000**
Cash at Beginning of Year	$10,000
Cash at End of Year	**$15,000**

I, Gary Surdam, CEO of Bright Start Ed-Tech Inc., certify that the following Business Financial to be correct as to the financial health of the company.

February 18, 2025

All Financial reports reflect a pre-revenue stage of Bright Start Ed-Tech Inc.